SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                        ECHELON INTERNATIONAL CORP.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 278747100
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 22, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 278747100              13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF           7  SOLE VOTING POWER               346,192
SHARES
BENEFICIALLY        8  SHARED VOTING POWER             0
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER          346,192
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       346,192

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.11%

14   TYPE OF REPORTING PERSON*

       CO, IN




     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

          This Schedule 13D (this "Schedule 13D") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, relating to shares of common stock, par value $0.01 per share ("Common Stock"), of Echelon International Corp. (the "Issuer").

          This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Fir Tree Partners for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree
Institutional"), of which Mr. Tannenbaum is a member of the general partner, and (iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr. Tannenbaum acts as investment advisor.

ITEM 1.   SECURITY AND ISSUER

          Securities acquired: Shares of Common Stock, par value $0.01 per share

          Issuer: Echelon International Corp.
                  One Progress Plaza, Suite 2600
                  St. Petersburg, FL 33701
                  Tel. No. (813) 824-6531

ITEM 2.   IDENTITY AND BACKGROUND

          Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is or during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          As of May 27, 1997, Fir Tree Partners had invested (i) $5,737,528 in shares of Common Stock through Fir Tree Value Fund, (ii) $541,078 in shares of Common Stock through Fir Tree Institutional and (iii) $251,876 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

        1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        3) any change in the present board of directors or managers of the Issuer;

        4) any material change in the present capitalization or dividend policy of the Issuer;

        5) any other material change in the Issuer's business or corporate structure;

        6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

        8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        9)       any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (b) As of May 27, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 346,192 shares of Common Stock or 5.11% of the shares outstanding. The 346,192 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 27, 1997 is based on 6,768,774 outstanding shares of Common Stock as of May 14, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 1997.

          (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable.

                            ANNEX A


     Transaction                    Quantity         Price per
        Date           Buy/Sell      (shares)        Share ($)
     -----------      ---------     ---------        ---------

     03/24/97            Buy            1,000         18.6250
     03/25/97            Buy              500         18.6500
     03/25/97            Buy            3,000         18.7080
     03/26/97            Buy            1,000         18.6250
     03/27/97            Buy            8,900         18.5220
     03/31/97            Buy           10,200         18.0000
     04/01/97            Buy            3,000         18.2500
     04/02/97            Buy              500         18.2500
     04/03/97            Buy              800         18.2500
     04/04/97            Buy            3,500         18.3400
     04/07/97            Buy            4,500         18.3750
     04/08/97            Buy            2,100         18.4670
     04/09/97            Buy            3,300         18.3200
     04/10/97            Buy            1,500         18.2500
     04/11/97            Buy              800         18.1250
     04/14/97            Buy            1,500         18.2500
     04/15/97            Buy            2,000         18.3900
     04/16/97            Buy           10,200         18.4900
     04/16/97            Buy              300         18.5000
     04/17/97            Buy            3,100         18.5380
     04/18/97            Buy              900         18.6250
     04/21/97            Buy            2,500         18.7930
     04/29/97            Buy          204,892         19.0000
     05/01/97            Buy              300         18.8750
     05/07/97            Buy            2,400         19.1250
     05/09/97            Buy           12,900         19.1036
     05/08/97            Buy            1,500         19.0000
     05/13/97            Buy            1,300         19.0000
     05/12/97            Buy            2,600         19.0000
     05/14/97            Buy            1,600         19.0000
     05/15/97            Buy            1,600         19.0000
     05/16/97            Buy           12,000         19.1230
     05/19/97            Buy            7,000         19.1250
     05/22/97            Buy           15,000         19.1250
     05/27/97            Buy              900         19.1250
                                      329,092

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                   JEFFREY TANNENBAUM, President



                                 /s/ Jeffrey Tannenbaum
                                 --------------------------------
                                 Jeffrey Tannenbaum